As filed with the Securities and Exchange Commission on July 31, 2008
Registration No. 333-110906

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4
TO
FORM S-1
ON
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CHINACAST EDUCATION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4812 (Primary Standard Industrial Classification Code Number)	20-0178991 (I.R.S. Employer Identification Number)

15/F Reignwood Center,
No. 8 Yong An-Dongli
Jianguomenwai Avenue
Beijing 100022, , PRC
(86 10) 6566 7788
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ron Chan Tze Ngon, Chief Executive Officer
ChinaCast Education Corporation
15/F Reignwood Center,
No. 8 Yong An-Dongli
Jianguomenwai Avenue
Beijing 100022, , PRC
(86 10) 6566 7788
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mitchell S. Nussbaum, Esq.
Angela M. Dowd, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000
(212) 407-4990 – Facsimile
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and lit the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box. ☐
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
Explanatory Note
     This Post-Effective Amendment No. 4 to Form S-1 on Form S-3 contains an updated prospectus relating to (i) the offering and sale of shares of common stock issuable upon exercise of warrants that were issued to public investors in connection with the registrant’s IPO and (ii) certain securities issuable upon exercise of an option sold to the representative of the underwriters in connection with such offering, all of which were (together with certain other securities of the registrant) initially registered by Great Wall Acquisition Corporation, the former name of the registrant, on the Registration Statement on Form S-1 (File No. 333-110906) declared effective by the Securities and Exchange Commission on March 17, 2004. The purpose of this post-effective amendment is also to convert such registration statement from Form S-1 to Form S-3. All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the original registration statement.

Prospectus	Subject to Completion, Dated July 31, 2008
CHINACAST EDUCATION CORPORATION
10,400,000 shares of Common Stock
400,000 Units
800,000 Warrants
     This prospectus relates to 9,200,000 shares of our common stock, par value $0.0001 per share, which are issuable upon the exercise of warrants originally issued in our initial public offering pursuant to a prospectus dated March 17, 2004. In order to obtain the shares, the holders of the public warrants must pay an exercise price of $5.00 per share. We will receive proceeds from the exercise of the public warrants but not from the sale of the underlying common stock.
     In connection with our initial public offering, we sold to Broadband Capital Management LLC, who acted as the representative of the underwriters in such offering, an option to purchase up to 400,000 units at a purchase price of $9.90 per unit. The representative units issuable upon exercise of the option are identical to the units that were offered in such offering except that the warrants included in the option have an exercise price of $6.95 per share. The registration statement of which this prospectus forms a part also covers the 400,000 units underlying the option, the 400,000 shares of common stock and the 800,000 representative warrants included as part of such units and the 800,000 shares of common stock underlying the representative warrants included as part of such units.
     Our shares of common stock are currently traded on the Nasdaq Global Market under the symbol “CAST.” On July 29, 2008, the closing sale price of our common stock was $4.50 per share.
     Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July     , 2008

PROSPECTUS SUMMARY
The Company
     We were formed as a blank check company to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the paper, packaging, forest products and related industries. On March 17, 2004, we completed an initial public offering of our securities (the “IPO”). Any references in this prospectus to “we,” “us,” “our,” the “holding company” or “ChinaCast Education” refers to ChinaCast Education Corporation and its subsidiaries, unless otherwise specified. Any reference to “ChinaCast” or “ChinaCast” refers to our principal operating subsidiary, ChinaCast Communication Holdings Limited.
The Acquisition of ChinaCast
     On September 13, 2005, the holders of 51.15% of the ordinary shares of ChinaCast agreed to our acquisition offer (the “Offer”), under which ChinaCast stockholders would have the option to receive, in the Offer, either one share of our common stock for every 21.29 ChinaCast shares tendered, or a cash payment of 0.28 Singapore dollars (US$0.167, based on the Singapore-U.S. dollar exchange rate on that date (S$1.6810 per U.S. dollar)) for each ChinaCast share tendered. On July 13, 2006, the letters of undertaking previously executed lapsed in accordance with Singapore law and we obtained new letters of undertaking (the “Letters of Undertaking”) from stockholders of ChinaCast holding in the aggregate 50.85% of its outstanding shares. ChinaCast’s majority stockholders delivering the undertakings (the “ChinaCast Majority”) committed to receive shares of our common stock in the Offer.
     On December 7, 2006, in connection with our pending acquisition of ChinaCast, we entered into a Credit Facility Agreement with certain lenders and DBS Bank Ltd., as Administrative Agent. The Facility Agreement established a secured credit facility under which we may borrow up to S$62,000,000. We are permitted to use the proceeds of loans under the Facility Agreement only for the acquisition of outstanding shares of ChinaCast and to pay fees, interest and other expenses related to such acquisition and the loans.
     On December 18, 2006, our stockholders voted to approve the acquisition of ChinaCast. No holders of shares issued in our IPO elected to have their shares redeemed.
     On December 22, 2006, we completed the acquisition of ChinaCast through our acquisition as of such date, of 51.22% of the outstanding ordinary shares of ChinaCast. As of January 18, 2007, the date on which the Offer was completed, we had acquired an additional 29.05% of the outstanding ordinary shares of ChinaCast. As of July 11, 2007, we had acquired 100% of the outstanding shares of ChinaCast.
     On January 4, 2007, we filed an amendment to our certificate of incorporation to change our name to ChinaCast Education Corporation and to increase the number of shares of common stock that we are authorized to issue to 100,000,000.
     Our executive offices are located at 25 fl., Qiang Sheng Mansion, No. 145 Pu Jian Road, Pudang District, Shanghai, 211217, PRC and our telephone number is (86 21) 6864 4666.
The Business of ChinaCast
     ChinaCast was incorporated under the laws of Bermuda on November 20, 2003 as an exempted company with limited liability, and as the holding company for a public flotation in Singapore of ChinaCast’s business.
Products and Services
     ChinaCast offers products and services to customers under four principal product lines:

•	Post Secondary Education Distance Learning Services — ChinaCast enables universities and other higher learning institutions to provide nationwide real-time distance learning services. Its “turn-key” packages include all the hardware, software and broadband satellite network services necessary to allow university students located at remote classrooms around the country to interactively participate in live lectures broadcast from a main campus. ChinaCast currently services 15 universities with over 128,000 students in over 300 remote classrooms. For example, Beijing Aeronautical and Aeronautics University (Beihang), consistently ranked among the top ten Universities in China by the Ministry of Education, launched its distance learning network in cooperation with ChinaCast in 2002. By 2005, the number of distance learning students reached 20,000, at over 120 remote learning centers in China. In return for the turnkey distance learning services, ChinaCast receives from the University a percentage of each remote student’s tuition. According to China’s Ministry of Education, in 2003 there were over 100 million higher education students in the PRC, while universities had sufficient physical space to accommodate only about 15% of the students qualified to attend.

•	K-12 Educational Services — ChinaCast currently broadcasts multimedia educational content to 6,500 primary, middle and high schools throughout the PRC in partnership with leading educational content companies, and renowned educational institutions such as the Beida Middle School and the Middle China Normal University High School. The educational content packages assist teachers in preparing and teaching course content. Each school pays ChinaCast a subscription fee for this service.

•	Vocational/Career Training Services — In partnership with various ministries and government departments, ChinaCast has deployed over 100 training centers throughout China providing job-skills training to recent graduates, employees of state-owned enterprises and the unemployed. One such key vocational e-learning project for the Ministry of Labor and Social Security (MLSS) provides job skills training for recently laid off workers from state-owned enterprises. The MLSS/ChinaCast distance learning job sills program was launched in April 2003 and has trained over 50,000 workers. Over 75% of the graduates of the program have gone on to find jobs. Future plans include expanding the distance learning network from 50 to over 200 sites to achieve a target of up to 30,000 graduates per year. MLSS pays ChinaCast monthly service and content subscription fees to provide the distance learning service.

•	Enterprise/Government Training and Networking Services — ChinaCast provides training and networking services to large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast provides these services to such customers as energy companies, post offices, insurance/financial institutions, retailers and manufacturers. One such enterprise network for Taikang Insurance, the country’s fifth largest insurance company, provides interactive corporate training to over 165,000 insurance agents throughout China. These enterprise customers typically buy the hardware and software and pay a monthly service fee based on the number of sites and bandwidth used.
     In its business segments, ChinaCast competes with state-owned and private enterprises that provide IT/Telecom services as well as educational services. These include large, well-funded state owned telecom companies such as China Telecom, China Netcom, China Unicom, China Railcom, China Satcom, China Orient, Guangdong Satellite Telecom and China Educational TV, as well as private educational service companies such as ChinaEdu, Beida Online, Ambow, Tengtu and China-Training.com. Not all of these companies compete directly in all e-learning and educational content sectors ChinaCast services and may offer services that are comparable or superior to ChinaCast’s.
     ChinaCast seeks to achieve brand recognition in targeted high growth, high margin market segments, such as for-profit education and corporate/government training. It strives to maximize customer loyalty and increase margins by offering additional services not offered by traditional service providers. ChinaCast intends to continue to develop for these segments new products and services that integrate broadband multimedia delivery with quality educational content. These new products include educational services such as career and vocational training courses and telecom/IT services such as voice over IP, video conferencing and web-based applications.

The Offering

Securities offered	9,200,000 shares of common stock, underlying public warrants with an exercise price of $5.00 per share; 400,000 representative units; 400,000 shares of common stock included as part of the representative units; 800,000 representative warrants included as part of the representative units; and 800,000 shares of common stock underlying representative warrants with an exercise price of $6.95 per share. The warrants expire on March 16, 2009.

Common Stock:

Number outstanding before this offering	27,292,641

Number to be outstanding after this offering	36,492,641, assuming the exercise of all of the public warrants; 37,292,641 assuming the exercise of all of the public warrants and the representative warrants; and 37,692,641 assuming the exercise of all of the public warrants, the representative warrants and the representative units.

Offering proceeds	Assuming the exercise of all of the public warrants , we will receive gross proceeds of $46,000,000.
Assuming the exercise of all of the public warrants and the representative warrants, we will receive gross proceeds of $51,560,000.

Assuming the exercise of all of the public warrants, all of the representative warrants and all of the representative units, we will receive gross proceeds of $55,520,000 We intend to use the proceeds from the exercise of the warrants and the representative units for working capital, operating expenses and other general corporate purposes.

Redemption	We may redeem the outstanding warrants:

• In whole and not in part,

• at a price of $0.01 per warrant at any time after the warrants become exercisable,

• upon a minimum of 30 days’ prior written notice of redemption, and

• if and only if the last sales price of our common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

Nasdaq Global Market	CAST – Common Stock

CASTW – Warrants

CASTU – Units
FORWARD-LOOKING STATEMENTS
     We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. Any information in this prospectus regarding the contingent earn-out payments should also be considered forward-looking statements. You should read statements that contain these words carefully because they:
•	discuss future expectations;

•	contain information which could impact future results of operations or financial condition; or

•	state other “forward-looking” information.
     All forward-looking statements included herein attributable to us, ChinaCast or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

RISK FACTORS
     An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before making a decision to invest in our securities.
Risks related to Our Business
Our business may be harmed if the Satellite Operating Entities upon which we rely fail to perform their obligations.
     We provide our services primarily over broadband satellite. Pursuant to the technical services agreement between them, CEC provides technical services to ChinaCast Li Xiang Co. Ltd. (“CCLX”), which is licensed to provide value-added satellite broadband services in the PRC and to the Beijing Branch (“CCLBJ”) of ChinaCast Co. Ltd. (“CCL”) (CCLX and CCLBJ sometimes referred to as the “Satellite Operating Entities”). CEC provides its technical services to customers of the Satellite Operating Entities, whom it considers to be its own customers. CEC also engages the Satellite Operating Entities to provide the required satellite broadband service when a customer in China engages CEC directly.
     CEC has management control over, but does not own directly or indirectly, CCLX or its parent, CCL. It has no management control over CCL other than the operation of CCLBJ. Our Chairman Yin Jianping owns 20% of Tibet Tiantai Investment Management Co., Ltd., a company that owns 70% of CCL. CCL owns 90% of CCLX. Although the technical services agreement and the pledge agreements executed by the stockholders of CCL and CCLX in CEC’s favor contains contractual safeguards to protect CEC’s interests, these safeguards may not be enforceable or effective. We have no other legal control over the Satellite Operating Entities.
     As such, we are dependent on the due performance by the Satellite Operating Entities of their obligations, and if they fail to perform their obligations under or terminate the technical services agreement between them, we will be unable to provide our services.
We and the Satellite Operating Entities have a relatively short operating history and are subject to the risks of a new enterprise, any one of which could limit growth, content and services, or market development.
     Our short operating history makes it difficult to predict how our businesses will develop. Accordingly, we face all of the risks and uncertainties encountered by early-stage companies, such as:
•	uncertain growth in the market for, and uncertain market acceptance of, products, services and technologies;

•	the evolving nature of e-learning services and content; and

•	competition, technological change or evolving customer preferences that could harm sales of their services, content or solutions.
     If we and the Satellite Operating Entities are not able to meet the challenges of building businesses and managing growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income.
If we and the Satellite Operating Entities do not manage growth successfully, our growth and chances for continued profitability may slow or stop.
     We and the Satellite Operating Entities have expanded operations rapidly during the last several years, and we plan to continue to expand with additional solutions tailored to meet the different needs of end customers in specific market segments. This expansion has created significant demands on administrative, operational and financial personnel and other resources, particularly the need for working capital. Additional expansion in existing or new markets and new lines of business could strain these resources and increase the need for capital, which may result in cash flow shortages. We or the Satellite Operating Entities’ personnel, systems, procedures, and controls may not be adequate to support further expansion.

     Our acquisition of CEC has placed even heavier demands for capital due to:
•	the potential rescission liability existing as a result of our charter amendments;

•	the outstanding liabilities due to service providers since the announcement of the transaction; and

•	the increased costs of complying with the rules and regulations of being a public reporting operating company.
Future financings may dilute stockholders or impair our financial condition.
     In the future, we may need to raise additional funds through public or private financing, which might include the sale of equity securities. The issuance of equity securities could result in financial and voting dilution to our existing stockholders. The issuance of debt could result in effective subordination of stockholders’ interests to the debt, create the possibility of default, and limit our financial and business alternatives.
If we and the Satellite Operating Entities fail to keep pace with rapid technological changes, especially in the satellite and distance learning education industries, our competitive position will suffer.
     Our market and the enabling technologies (including satellite and distance learning technology) used in our education/training and enterprise data networking solutions are characterized by rapid technological change. As our services are primarily based on satellite broadband infrastructure, we rely on the Satellite Operating Entities. As such, CEC also relies on the Satellite Operating Entities to keep pace with technological changes. Prior to our acquisition of ChinaCast, ChinaCast’s stockholders provided it the funding it required to expand and to provide the Satellite Operating Entities with the financial support to acquire required technology. CEC will, however, need further external funding to upgrade existing technology, and there is no assurance that we will be able to obtain the necessary funds to keep pace with rapid technological changes in our markets. Failure to respond to technological advances could make our business less efficient, or cause our services to be of a lesser quality than our competitors. These advances could also allow competitors to provide higher quality services at lower costs than we can provide. Thus, if we are unable to adopt or incorporate technological advances, our services will become uncompetitive.
Unexpected network interruptions caused by system failures, natural disasters, or unauthorized tamperings with systems could disrupt our operations.
     The continual accessibility of our web sites and the performance and reliability of CCLX’s satellite network infrastructure are critical to our reputation and our ability to attract and retain users, customers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services, or increases response time, could reduce our appeal to users and customers. Factors that could significantly disrupt our operations include:
•	system failures and outages caused by fire, floods, earthquakes or power loss;

•	telecommunications failures and similar events;

•	software errors;

•	computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and

•	security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

     We and CCLX have limited backup systems and redundancy. Future disruptions or any of the foregoing events could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. Furthermore, as we rely on CCLX to provide the satellite network infrastructure, if CCLX suffers such disruptions or failure, we may have to provide CCLX with substantial financial support. Neither we nor CCLX carries any business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be adversely affected if any of the above disruptions should occur.
If we and the Satellite Operating Entities lose key management personnel, our business may suffer.
     Our continued success is largely dependent on the continued services of our key management personnel, as well as those of the Satellite Operating Entities, and on our ability to identify, recruit, hire, train and retain qualified employees for technical, marketing and managerial positions. The loss of the services of certain of our or the Satellite Operating Entities’ key personnel, including Messrs. Yin, Chan and Sena, without adequate replacement, could have an adverse effect on us. Each of these individuals played significant roles in developing and executing our overall business plan and maintaining customer relationships and proprietary technology systems. While none is irreplaceable, the loss of the services of any would be disruptive to our business. Competition for qualified personnel in Chinese telecommunications and Internet-related markets is intense. As a result, we may have difficulty attracting and retaining them.
We may not compete successfully with large, well-funded state-owned and private enterprises in its industry, which could result in reduced revenue.
     Competition in providing education/training and enterprise data networking service is becoming more intense in the PRC. Large, well-funded state-owned enterprises, such as China Telecom, China Netcom, China Unicom, China Railcom, China Sat, China Orient, Guangdong Satellite Telecom and China Educational TV, as well as private enterprises like chinaedu.net, Beida Online, Ambow, and Tengtu, may offer services that are comparable or superior to ours. As there are no independent market surveys of our business segments, we are unable to ascertain our market share accurately. Failure to compete successfully with these state-owned enterprises will adversely affect our business and operating results.
A substantial number of shares of our common stock are currently available for sale, which might result in a decline in market price.
     As of July 29, 2008, 21,764,166 additional shares of our common stock had been issued to the former ChinaCast stockholders, representing approximately 79.74% of our outstanding common stock. As a result of this increase in our outstanding common stock, a substantial number of additional shares are eligible for resale in the public market, which could adversely affect its market price.
Registration rights held by our initial stockholders who purchased shares prior to CEC’s IPO may have an adverse effect on the market price of our common stock.
     Our initial stockholders who purchased common stock prior to CEC’s IPO are entitled to demand that we register the resale of their shares as they have been released from escrow. If such stockholders exercise their registration rights with respect to all of their shares, there will be an additional 1,000,000 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.
Our stockholders may have securities law claims against us for rescission or damages that are not extinguished by consummation of the acquisition of ChinaCast.
     On March 21, 2006, after obtaining the approval of our stockholders, we amended our certificate of incorporation, the effect of which was, among other things, to eliminate the provision of our certificate of incorporation that purported to prohibit amendment of the “business combination” provisions contained therein and to extend the date before which we must complete a business combination, to avoid being required to liquidate, from March 23, 2006 to December 31, 2006. Because extending the period during which we could consummate a business combination was not contemplated by our IPO prospectus, our stockholders may have securities law claims against us for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her shares, plus interest and less any income earned on the shares, in exchange for surrender of the shares) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of the security). Such claims might entitle stockholders asserting them to up to US$6.00 per share of common stock, based on the initial offering price of the public units comprised of stock and warrants, less any amount received from sale of the original warrants purchased with them and plus interest from the date of our IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares.
We may be subject to securities laws claims regarding past disclosures.
     We may be subject to claims for rescission or other securities law claims resulting from our failure to disclose that our charter provision purporting to prohibit certain amendments was possibly inconsistent with Delaware’s General Corporation Law. We may also be subject to such claims as a result of inaccuracies in other disclosures, as follows: It may be argued that our IPO prospectus misstated the vote required by its charter to approve a business combination by providing that “[w]e will proceed with a business combination only if the public stockholders who own at least a majority of the shares of common stock sold in [that] offering vote in favor [of it]         ...,” and that our Exchange Act reports have been inaccurate in describing ChinaCast as a leading provider of e-learning content (as opposed to being primarily a content carrier). On November 13, 2006, we filed a Current Report on Form 8-K with the SEC regarding this last item. We are unable to predict the likelihood that claims might be made with regard to the foregoing or estimate any amounts for which it might be liable if any such claim was made.
Foreign Exchange Risk
Changes in the conversion rate between the RMB and foreign currencies, such as Hong Kong or United States dollars, may adversely affect our profits.
     CEC bills its customers in Chinese RMB, but 11.9%, 10.8% and 13.6% of its revenues in fiscal years 2005, 2006 and 2007, respectively, were collected in Hong Kong dollars. In addition, 8.8%, 13.8% and 24.3% of its purchases/expenses in those fiscal periods, respectively, were in United States dollars; 3.1%, 3.7% and 1.3% were in Singapore dollars; and 9.5%, 7.7% and 8.5% were in Hong Kong dollars during these same periods. The remainder of its revenues and expenses/purchases were in Chinese RMB. As such, we may be subject to fluctuations in the foreign exchange rates between these currencies.
     The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.
     Neither we nor our subsidiaries have a formal hedging policy with respect to foreign exchange exposure. In the future, we may hedge exchange transactions after considering the foreign currency amount, exposure period and transaction costs.
Chinese foreign exchange controls may limit our ability to utilize CEC’s revenues effectively and receive dividends and other payments from our Chinese subsidiaries.
     CEC’s 98.5% owned subsidiary, ChinaCast Technology (Shanghai) Limited (“CCT Shanghai”), is subject to Chinese rules and regulations on currency conversion. The Chinese government regulates the conversion of the Chinese RMB into foreign currencies. Currently, foreign investment enterprises, of which CCT Shanghai is one, are required to apply for authority (renewed annually) to open foreign currency accounts governing conversion for payment of dividends limited capital items such as direct investments, loans, and issuances of securities, some of which may be effected with governmental approval, while others require authorization.
     The ability of CCT Shanghai to remit funds to us may be limited by these restrictions. There can be no assurance that the relevant regulations in China will not be amended so as to adversely affect CCT Shanghai’s ability to remit funds to us.
Risks Relating to Doing Business in China
Introduction of new laws or changes to existing laws by the Chinese government may adversely affect our business.
     CEC, our operating subsidiary, and the Satellite Operating Entities’ business and operations in China are governed by the Chinese legal system, which is codified in written laws, regulations, circulars, administrative directives and internal guidelines. The Chinese government is in the process of developing its commercial legal system to meet the needs of foreign investors and encourage foreign investment. As the Chinese economy is developing and growing generally at a faster pace than its legal system, uncertainty exists regarding the application of existing laws and regulations to novel events or circumstances. Chinese laws and regulations, and their Interpretation, implementation and enforcement, are developing and are therefore generally subject to greater changes than more established bodies of commercial law.
     Moreover, precedents of interpretation, implementation and enforcement of Chinese laws and regulations are limited, and Chinese court decisions are not binding on lower courts. Accordingly, the outcome of dispute resolutions may not be as consistent or predictable as in other more mercantilely advanced jurisdictions. It may be difficult to obtain timely and equitable enforcement of Chinese laws, or to obtain enforcement in China of a judgment by a foreign court or jurisdiction.
     Chinese law will govern CEC’s material operating agreements, some of which may be with Chinese governmental agencies. There is no assurance that CEC will be able to enforce those material agreements or that remedies will be available outside China. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a substantial degree of uncertainty as to the outcome of litigation. The inability to enforce or obtain a remedy under our future agreements may have a material adverse impact on our operations.
Our business will be adversely affected, if Chinese regulatory authorities view CEC’s and the Satellite Operating Entities’ corporate activities not complying with applicable Chinese laws and regulations, including restrictions on foreign investments, change applicable laws and regulations, or impose additional requirements and conditions with which they are unable to comply.
     The Chinese government restricts foreign investment in businesses engaged in telecommunications and education services, Internet access, education content and distribution of news and information, but permits foreign investment in businesses providing technical services in these areas. CCL and CCLX are licensed to provide value-added satellite broadband services, Internet services and Internet content in China. We have not sought confirmation from Chinese regulatory governmental authorities whether our structure and business arrangement with the Satellite Operating Entities comply with applicable Chinese laws and regulations, including regulation of value-added telecommunication business in China.
     Chinese legal advisers have opined that CEC’s performance under the technical services agreement with CCLX complies with applicable Chinese laws and regulations, and CEC complies with PRC laws and regulations to the extent that its services are technical services. However, they do not rule out the possibility that the PRC regulatory authorities will view CEC as not being in compliance with applicable PRC laws and regulations, including but not limited to restrictions on foreign investments in the value-added telecommunication business. If:
•	Chinese authorities deem CEC’s corporate activities as violating applicable Chinese laws and regulations (including restrictions on foreign investments);

•	Chinese regulatory authorities change applicable laws and regulations or impose additional requirements and conditions with which CEC is unable to comply; or

•	CEC is found to violate any existing or future Chinese laws or regulations;
the relevant Chinese authorities would have broad discretion to deal with such a violation by levying fines, revoking business license(s), requiring us to restructure CEC’s ownership or operations, and requiring CEC’s and/or CCLX to discontinue some or all of their businesses. Any of these actions will adversely affect our business.
We may be unable to enforce CEC’s agreements with the Satellite Operating Entities.
     Chinese law currently prohibits foreign investors from owning greater than 50% equity interests in companies engaged in telecommunication value-added businesses in the PRC. Although we have been advised by counsel that the pledge agreements between CEC and the Satellite Operating Entities are valid under PRC law, unless the equity interest restriction is amended or repealed, and subject to the approval of the relevant government authorities, CEC will only be entitled to enforce its right to take possession and ownership of up to a 50% interest in the Satellite Operating Entities.
Our success depends on stable political, economic and social environments, which are subject to disruption in the PRC.
     Economic conditions in China are subject to uncertainties that may arise from changes in government policies and social conditions. Since 1978, the Chinese government has promulgated various reforms of its economic systems, resulting in economic growth over the last three decades. However, many of the reforms are unprecedented or experimental and expected to be refined and modified from time to time. Other political, economic and social factors may also lead to changes, which may have a material impact on our operations and our financial performance. For instance, less governmental emphasis on education and distance learning services or on retraining out-of-work persons in the Chinese work force would harm our business, prospects, results and financial condition.
Because our executive officers and directors reside outside of the U.S., it may be difficult for you to enforce your rights against them or enforce U.S. court judgments against them in the PRC.
     Our executive officers and directors reside outside of the U.S. and substantially all of our assets are located outside of the U.S. It may therefore be difficult for you to enforce your legal rights, to effect service of process upon our officers and directors or to enforce judgments of U.S. courts predicated upon civil liabilities and criminal penalties of our directors and executive officer under U.S. federal securities laws. Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the U.S. Further, it is unclear if extradition treaties now in effect between the U.S. and the PRC would permit effective enforcement of criminal penalties of the U.S. federal securities laws.
Weakened political relations between the U.S. and China could make us less attractive.
     The relationship between the United States and China is subject to sudden fluctuation and periodic tension. Changes in political conditions in China and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations, and its future business plans and profitability.
Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of OECD member countries.
     The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been transitioning to a more market-oriented economy. However, there can be no assurance of the future direction of these economic reforms or the effects these measures may have. The PRC economy also differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, an international group of member countries sharing a commitment to democratic government and market economy. For instance:
•	the number and importance of state-owned enterprises in the PRC is greater than in most OECD countries;

•	the level of capital reinvestment is lower in the PRC than in most OECD countries; and

•	Chinese policies make it more difficult for foreign firms to obtain local currency in China than in OECD jurisdictions.
     As a result of these differences, our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of OECD member countries.
The economy of China has been experiencing unprecedented growth, which could be curtailed if the government tries to control inflation by traditional means of monetary policy or its return to planned-economy policies, any of which would have an adverse effect on the combined company.
     The rapid growth of the Chinese economy has led to higher levels of inflation. Government attempts to control inflation may adversely affect the business climate and growth of private enterprise, and the demand for higher education and e-learning, in China. In addition, our profitability may be adversely affected if prices for our products and services rise at a rate that is insufficient to compensate for the rise in its costs and expenses.
Fluctuations in the value of the Renminbi relative to foreign currencies could affect our operating results.
     We prepare our financial statements in Renminbi. The translation of RMB amounts into U.S. dollars is included for the convenience of readers, but payroll and other costs of non-U.S. operations will be payable in foreign currencies, primarily Renminbi. To the extent future revenue is denominated in non-U.S. currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, prospects, financial condition and results of operations. The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. As our operations will be primarily in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars into Chinese Renminbi for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, prospects, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Renminbi we convert would be reduced. The Chinese government recently announced that it is pegging the exchange rate of the Renminbi against a number of currencies, rather than just the U.S. dollar. Fluctuations in the Renminbi exchange rate could adversely affect our ability to operate our business.
We are required to deduct Chinese corporate withholding taxes from dividend we may pay to our stockholders.
     On March 16, 2007, the National People’s Congress (NPC), approved and promulgated the PRC Enterprise Income Tax Law (the “New EIT Law”). This New EIT Law has taken effect on January 1, 2008. Under the New EIT Law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The New EIT Law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential lower tax rate under the then-effective tax laws or regulations.
     On December 26, 2007, the State Council issued a Notice on Implementing Transitional Measures for Enterprise Income Tax (the “Notice”), providing that the enterprises that have been approved to enjoy a low tax rate prior to the promulgation of the New EIT Law will be eligible for a five-year transition period since January 1, 2008, during which time the tax rate will be increased step by step to the 25% unified tax rate set out in the New EIT Law. From January 1, 2008, for the enterprises whose applicable tax rate was 15% before the promulgation of the New EIT Law , the tax rate will be increased to 18% for year 2008, 20% for year 2009, 22% for year 2010, 24% for year 2011, 25% for year 2012. For the enterprises whose applicable tax rate was 24%, the tax rate will be changed to 25% from January 1, 2008. Furthermore, in accordance with the Notice, the income derived from the PRC of a foreign enterprise that has no establishment in the PRC is subject to a 10% withholding tax absent a tax treaty between the PRC and the jurisdiction where the foreign enterprise is incorporated. As a result, following a business combination any of our subsidiaries operating in China will be required to deduct Chinese withholding taxes from dividends distributed to us as the parent entity, meaning we would have less funds to use in connection with our operations as the parent entity or for distribution to our stockholders.
Risks Associated with this offering
A substantial number of shares of our common stock are currently available for sale, which might result in a decline in market price.
     As of July 29, 2008, an additional approximately 21,764,166 shares of our common stock had been issued to the former ChinaCast stockholders. As a result of this increase in our outstanding common stock, a substantial number of additional shares are eligible for resale in the public market, which could adversely affect its market price.
     The Company filed a registration statement relating to resale of approximately 17.9 million shares held by the ChinaCast Majority stockholders and other ChinaCast stockholders solicited to sign the Letters of Undertaking. This registration statement was declared effective on June 22, 2007.
     In addition, this registration statement, of which this prospectus forms a part, relates to outstanding warrants and unit purchase options to purchase an aggregate of 10,231,950 shares of common stock issued in connection with our IPO that are presently exercisable. If they are exercised, a substantial number of additional shares of our common stock will be eligible for resale in the public market, which could adversely affect the market price.
Registration rights held by our initial stockholders who purchased shares prior to the IPO may have an adverse effect on the market price of our common stock.
     Our initial stockholders who purchased common stock prior to the IPO are entitled to demand that we register the resale of their shares at any time after they are released from escrow. If such stockholders exercise their registration rights with respect to all of their shares, there will be an additional 1,000,000 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

disclosures, as follows: It may be argued that our IPO prospectus misstated the vote required by its charter to approve a business combination by providing that “[w]e will proceed with a business combination only if the public stockholders who own at least a majority of the shares of common stock sold in [that] offering vote in favor [of it] ...,” and that our Exchange Act reports have been inaccurate in describing ChinaCast as a leading provider of e-learning content (as opposed to being primarily a content carrier). On November 13, 2006, we filed a Current Report on Form 8-K with the SEC regarding this last item. We are unable to predict the likelihood that claims might be made with regard to the foregoing or estimate any amounts for which it might be liable if any such claim was made.
We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.
     We may redeem the warrants issued as a part of the units in our IPO at any time, in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is sent and if, and only if, there is an effective and current registration statement under the Securities Act of 1933, as amended, with respect to the common stock issuable upon exercise of the warrants at the redemption date. Although we may not redeem any warrant unless there is a effective and current registration statement under the Act with respect to the common stock issuable upon exercise of the warrant at the redemption date, if there is no current registration statement under the Act with respect to the shares underlying the warrants during the period between the date on which we issue the notice of redemption and the redemption date (“Measurement Period”), warrant holders will not be able to exercise their warrants during the Measurement Period. Further, redemption of the warrants could force the warrant holders to (i) exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous for the holders to do so, (ii) sell the warrants at the then-current market price when they might otherwise wish to hold them, or (iii) accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.
USE OF PROCEEDS
     Assuming the exercise of all of the public warrants, we will receive gross proceeds of $46,000,000. Assuming the exercise of all of the public warrants and the representative warrants, we will receive gross proceeds of $51,560,000. Assuming the exercise of all of the public warrants and all of the representative warrants and the purchase of all of the representative units, we will receive gross proceeds of $55,520,000. We intend to use the proceeds from the exercise of the warrants and the purchase of the representative units for working capital, operating expenses and other general corporate purposes, including possible acquisitions. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants or that the representative will elect to purchase any or all of the representative units.
INCORPORATION BY REFERENCE
The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:
•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, filed March 31, 2008; and
•	Current Reports on Form 8-K, filed February 12, 2008, and Amendment No. 1 thereto filed April 2, 2008 and Amendment No. 2 thereto filed April 14, 2008; March 31, 2008;
•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 12, 2008.
•	Current Reports on Form 8-K, filed February 15, 2008; March 31, 2008; May 12, 2008; May 19, 2008; July 3, 2008; July 22, 2008; and July 31, 2008;
•	Current Reports on Form 8-K, filed April 21, 2008 and Amendment No.1 thereto filed May 30, 2008.
All documents subsequently filed with the Securities and Exchange Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to the effectiveness of the registration statement, and prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part of this prospectus from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: ChinaCast Education Corporation, 25 fl. Qiang Sheng Mansion, No. 145 Pu Jian Road, Pudang District, Shanghai, 211217, PRC, Attn: Antonio Sena.

DESCRIPTION OF SECURITIES
General
     Our authorized capital stock consists of 101,000,000 shares of all classes of capital stock, of which 100,000,000 are shares of common stock, par value US$0.0001 per share, and 1,000,000 are shares of preferred stock, par value US$0.0001 per share.
Common Stock
     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to preferred stock, holders of common stock of are entitled to receive dividends if and when declared by the Board of Directors. Subject to the prior rights of the holders, if any, of preferred shares, holders of common stock are entitled to share ratably in any distribution of our assets upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.
Preferred Stock
     Shares of preferred stock may be issued from time to time in one or more series. Our Board of Directors, without approval of the stockholders, is authorized to designate series of preferred stock and to fix the rights, privileges, restrictions and conditions to be attached to each such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the common stock.
     There are no outstanding shares of preferred stock of any series.
Warrants
     We have 9,200,000 warrants currently outstanding, entitling the registered holder to purchase one share of common stock at US$5.00 per share. We also have one unit purchase option outstanding, entitling the holder to purchase 400,000 units, consisting of one share of common stock and two warrants to purchase one share of common stock at US$6.95 per share, at an exercise price of US$9.90 per unit. The warrants are each subject to adjustment as discussed below, and are exercisable at any time provided that there is a current prospectus relating to the shares of common stock to be issued upon exercise of the warrants. The warrants will expire at 5:00 p.m., New York City time on March 16, 2009.
     We may call the warrants for redemption in whole and not in part, at a price of US$0.01 per warrant, at any time, upon not less than 30 days’ prior written notice of redemption to each warrant holder; and if, and only if, the reported last sale price of the common stock equals or exceeds US$8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.
     The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.
     The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.
     The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. Warrant holders do not have the rights or privileges of holders of common stock, or any voting rights, until they exercise their warrants and receive common stock. After the issuance of common stock upon exercise of the warrants, each holder will be entitled to one vote for each common share held of record on all matters to be voted on by stockholders.
     The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon their exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. We are only required to use our best efforts to maintain the effectiveness of the registration statement covering the warrants. We will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such warrant shall not be entitled to exercise such warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will we be required to net cash settle the warrant exercise. Consequently, the warrants may expire unexercised and unredeemed and the Purchaser of the units would have paid the full unit purchase price solely for the share component of the units. We will have no obligation to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying warrants, the unit purchase option or warrants, as applicable, will expire worthless. No fractional shares will be issued upon exercise of the warrants. However, if a warrant holder exercises all warrants then owned of record by him, we will pay to the warrant holder, in lieu of the issuance of any fractional share which is otherwise issuable, an amount for such fractional share in cash based on the market value of the common stock on the last trading day prior to the exercise date.
Change of Control Provisions
     A number of provisions in our charter and by-laws and under the Delaware General Corporation Law (the “DGCL”) may make it more difficult to acquire control of us. These provisions may have the effect of delaying, deferring, discouraging, preventing or rendering more difficult a future takeover attempt which is not approved by our Board, but which individual stockholders may deem to be in their best interests or in which they may receive a substantial premium over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions may also adversely affect the prevailing market price of the common stock. These provisions, which are described below, are intended to:
•	enhance the likelihood of continuity and stability in the Board;

•	discourage some types of transactions that may involve an actual or threatened change in control;

•	discourage certain tactics that may be used in proxy fights;

•	ensure that the Board will have sufficient time to act in what it believes to be in the best interests of the company and its stockholders; and

•	encourage persons seeking to acquire control to consult first with the Board to negotiate the terms of any proposed business combination or offer.
Unissued Shares of Capital Stock
     Common Stock. Currently there are outstanding 31,398,252 shares of common stock. The remaining authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances the combined company could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board in opposing a hostile takeover bid.

     Preferred Stock. Our Certificate of Incorporation grants the Board authority, without any further vote or action by stockholders, to issue preferred stock in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares of the series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid, since we could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the common stock at a premium over the market price, and adversely affect the market price, and voting and other rights of holders of common stock.
Vacancies and Removal of Directors
     Stockholders may remove directors with or without cause. Vacancies in our Board, including a vacancy created by increasing the size of the Board, may be filled by a majority of the directors then in office or by a sole remaining director. Any director elected to fill a vacancy, including a vacancy created by increasing the size of the Board, will hold office until the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified. The by-laws also provide that the number of directors will be fixed at not less than one (1) nor more than nine (9) and may be increased or decreased from time to time by resolution of the Board.
Advance Notice Requirements for Nomination and Presentation of New Business; Action by Written Consent
     Our by-laws provide for advance notice requirements for stockholder proposals and nominations for director. Generally, to be timely, notice must be delivered to our secretary at our principal executive offices not fewer than 60 days nor more than 90 days prior to the date of the meeting. In addition, under the provisions of our by-laws, action may be taken by written consent of stockholders setting forth the action so taken and signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present. Special meetings may be called by the Board, by the Chief Executive Officer or by stockholders with a majority of the voting power then outstanding. These provisions may make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.
Business Combinations Under Delaware Law
     As a Delaware corporation, we are subject to Section 203 of the DGCL, unless we elect in our charter not to be governed by that Section, which we have not done. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:
     Before that date, the Board approved either the business combination or the transaction in which the stockholder became an interested stockholder;
     Upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares; or
     On or after that date, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
     A “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Except as otherwise described in the DGCL, an “interested stockholder” is any person owning 15% or more of the outstanding voting stock of the corporation, or who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within three years immediately before the date of determination, and the affiliates and associates of that person.
Limitation of Liability of Directors
     Our charter provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent this limitation or exemption is not permitted by the DGCL. As currently enacted, the DGCL permits a corporation to provide in its charter that a director will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit.
     The principal effect of this provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed above applies. This provision, however, will not eliminate or limit liability arising under federal securities laws. Our charter does not eliminate our directors’ fiduciary duties. The inclusion of this provision in the charter may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the combined company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of his or her fiduciary duties.
     The DGCL provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys’ fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation (commonly known as “derivative suits”), except that indemnification in such a case may only extend to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our charter and, with regard to our officers, our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Under these provisions and subject to the DGCL, we will be required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with the combined company or another entity that the director or officer serves as a director, officer, employee or agent at the combined company’s request, subject to various conditions, and to advance funds to the combined company’s directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in the best interest of the combined company. The by-laws also specifically authorize us to maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the combined company, or is or was serving at our request as a director, officer, employee or agent of another entity, against certain liabilities.
Transfer Agent and Registrar
     The Transfer Agent and Registrar for the shares of our common stock, warrants and units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, (212) 509-4000.

DISCLOSURE OF COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that none of our directors will be personally liable to the Company or any of our stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director, with certain limited exceptions.

Pursuant to Delaware corporation law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. Our articles of incorporation contain provisions authorizing it to indemnify our officers and directors to the fullest extent permitted by Delaware corporation law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DETERMINATION OF OFFERING PRICE
     The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the warrants. The exercise price of the public warrants is $5.00 per share and the exercise price of the representative warrants is $6.95 per share. These prices, as well as the price of the representative units and the purchase price of the representative’s unit purchase option, were determined at the time of the IPO.
PLAN OF DISTRIBUTION
     Pursuant to the terms of the warrants, the shares of common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file with the SEC at the SEC’s public reference room at 100 F Street, NE in Washington, D.C. 20549-1004. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.
     The financial statements of ChinaCast are prepared using Renminbi, the currency of the People’s Republic of China (“PRC”). For convenience, the Renminbi amounts have been converted throughout the text of this proxy statement/prospectus into United States dollars. Until recently, the Renminbi was a controlled currency, and the exchange rate maintained by the PRC was approximately 8.27 Renminbi to one United States dollar. This is the exchange rate used for the translated dollar amounts in the text of this proxy statement/prospectus. The Chinese government has recently altered its policy toward the rate of exchange of the Renminbi versus the US dollar. Changing from a previously fixed rate policy regarding the dollar, the Renminbi has recently been permitted to float within a fixed range against a basket of currencies, including the US dollar, Japanese Yen and European Euro, which has resulted in the Renminbi being allowed to appreciate 2% +/- 0.3% vs. the dollar. Since the company’s business is presently 100 percent domestic, this change will have no effect on the company’s business, but will result in a concomitant increase in its after-tax earnings when stated in dollar terms. In the future, the company’s earnings stated in US dollars will fluctuate in accordance with the change in exchange rate.

LEGAL MATTERS

The validity of the securities offered in this prospectus was passed upon for us by Graubard Miller, New York, New York.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions and the Representative’s non-accountable expense allowance) will be as follows:

Initial Trustees’ fee	$1,000.00	(1)
SEC Registration Fee	6,786.86
NASD filing fee	8,812.01
Printing and engraving expenses	25,000.00
Accounting fees and expenses	20,000.00
Directors & Officers liability insurance premiums	125,000.00	(2)
Legal fees and expenses (including blue sky services and expenses)	175,000.00
Miscellaneous	33,401.13
Total	$395,000.00	*
* Fees previously paid.

(1)	In addition to the initial acceptance fee that is charged by Continental Stock Transfer & Trust Company, as trustee, the registrant will be required to pay to Continental Stock Transfer & Trust Company annual fees of $3,000 for acting as trustee, $4,800 for acting as transfer agent of the registrant’s common stock, $2,400 for acting as warrant agent for the registrant’s warrants and $1,800 for acting as escrow agent.

(2)	This amount represents the approximate amount of Director and Officer liability insurance premiums the registrant anticipates paying following the consummation of its initial public offering and until it consummate a business combination.
Item 15. Indemnification of Officers and Directors
     Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.
     Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.
     “Section 145. Indemnification of officers, directors, employees and agents; insurance.
     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
     (e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
     (h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
     Paragraph B of Article Eighth of our certificate of incorporation provides:
     “The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”
     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the Underwriter and the Underwriter has agreed to indemnify us against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 16. Exhibits

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement (1)

4.2	Specimen Common Stock Certificate (1)

4.3	Specimen Warrant Certificate (1)

5.1	Opinion of Graubard Miller as to the legality of the securities being registered. (1)

23.1	Consent of Graubard Miller (included in Exhibit 5.1).

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm

(1)	Incorporated by reference to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 4, 2003, and subsequently amended on January 13, 2004, February 25, 2004, March 9, 2004, and July 20, 2007.

Item 17. Undertakings.
     The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that
     (A) subparagraphs (i) and (ii) above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by these subparagraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.
     (B) subparagraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by these subparagraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hong Kong, People’s Republic of China, on the 31st of July, 2008.

CHINACAST EDUCATION CORPORATION
By:	/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon
Chairman and Chief Executive Officer and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon	Chairman and Chief Executive Officer (Principal Executive Officer)	July 31, 2008

/s/ Antonio Sena
Antonio Sena	Chief Financial Officer (Principal Accounting Officer)	July 31, 2008

/s/ Richard Xue
Richard Xue	Director	July 31, 2008

/s/ Justin Tang
Justin Tang	Director	July 31, 2008

/s/ Yin Jianping
Yin Jianping	Directors	July 31, 2008

/s/ Daniel Tseung
Daniel Tseung	Director	July 31, 2008